UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

KE 48607015.3

CONTENTS

Exhibit No.	Exhibit Description
99.1	Block listing Interim Review, dated 05 August 2021

BLOCK LISTING SIX MONTHLY RETURNS

Date: 5 August 2021

	Name of applicant:	Micro Focus International plc
	Name of scheme:	Incentive Plan 2005
Period of return:	From:	5 February 2021	To:	4 August 2021
	Balance of unallotted securities under scheme(s) from previous return:	5,262,815 Ordinary Shares of 10 pence each
	Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
	Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	210,500
	Equals: Balance under scheme(s) not yet issued/allotted at end of period:	5,052,315 Ordinary Shares of 10 pence each

	Name of applicant:	Micro Focus International plc
	Name of scheme:	Sharesave Plan 2006
Period of return:	From:	5 February 2021	To:	4 August 2021
	Balance of unallotted securities under scheme(s) from previous return:	183,954 Ordinary Shares of 10 pence each
	Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
	Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	0
	Equals: Balance under scheme(s) not yet issued/allotted at end of period:	183,954 Ordinary Shares of 10 pence each

	Name of applicant:	Micro Focus International plc
	Name of scheme:	Employee Stock Purchase Plan 2006
Period of return:	From:	5 February 2021	To:	4 August 2021
	Balance of unallotted securities under scheme(s) from previous return:	388,330 Ordinary Shares of 10 pence each
	Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
	Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	34,026
	Equals: Balance under scheme(s) not yet issued/allotted at end of period:	354,304 Ordinary Shares of 10 pence each

	Name of applicant:	Micro Focus International plc
	Name of scheme:	Additional Share Grants Programme
Period of return:	From:	5 February 2021	To:	4 August 2021
	Balance of unallotted securities under scheme(s) from previous return:	3,062,420 Ordinary Shares of 10 pence each
	Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
	Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	0
	Equals: Balance under scheme(s) not yet issued/allotted at end of period:	3,062,420 Ordinary Shares of 10 pence each

Name of contact:	Helen Ratsey- Deputy Company Secretary
Telephone number of contact:	01635 565200

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Ben Donnelly, Head of Investor Relations     Investors@microfocus.com

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 05 August 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer